Exhibit 99.5

Press Release

INTERPOOL PLANNING TO REAPPLY FOR NYSE LISTING AFTER SEC FILINGS ARE CURRENT
Common Stock Will Be Delisted as a Result of Delayed Financial Statements, No Material Impact Expected on Company's Business Activities

PRINCETON, NJ, March 23, 2004 – Interpool, Inc. (IPLI) today announced that the company plans to reapply to have its common stock listed on the New York Stock Exchange later this year once it has filed all its annual and quarterly reports with the Securities and Exchange Commission.

The Company's announcement was made in response to notification that the NYSE Board of Directors has affirmed the Exchange’s December 29, 2003 decision to suspend trading and request that the SEC delist Interpool's common stock and other listed securities from the Exchange. The company said it does not expect the delisting to have any material impact on its business, and that Interpool's common stock will continue to trade over the counter under the symbol "IPLI". The delisting is expected to take effect in early April.

"The Exchange's decision was the result of the delays experienced by the company in completing our financial statements and SEC filings," said Interpool’s new Chief Financial Officer James Walsh. "We are well on our way towards catching up and expect to file our second quarter 10-Q for 2003 shortly. We will move quickly to examine all of our options with regard to listing and anticipate re-applying for a listing on the NYSE as soon as we are fully current later this year. In the meantime, we are able to provide our shareholders with ample liquidity by continuing to trade on the over the counter market."

Martin Tuchman, Interpool's Chairman and CEO, said, "We are fortunate to be in a strong market environment with increasing demand for new chassis and containers. As we previously reported, our closing of an $80 million facility on March 10, 2004 enabled us to complete all of our planned financing for approximately $235 million in equipment acquisitions for 2003, which included nearly $200 million in new container purchases. We also are pleased to have obtained these assets at a time when container prices were in the average range of $1,400 per 20-foot container, while prices today have risen to over $1,900 for the same container. Our container fleet now stands at almost 900,000 TEU's (twenty-foot equivalent units), and our chassis fleet is over 200,000 units, the largest in the world. Our operating results reflect utilization still very strong with our container fleet at 98 percent and chassis fleet at 96 percent at the start of 2004."

The company will schedule a conference call following the filing of its June 30, 2003 Form 10-Q to review its progress and also plans to host monthly conference calls with investors until it is current with all of its SEC filings.

Interpool is one of the world's leading suppliers of equipment and services to the transportation industry. The company is the world's largest lessor of intermodal container chassis and a world-leading lessor of cargo containers used in international trade.

This Press Release contains certain forward-looking statements regarding future circumstances. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including in particular the risks and uncertainties described in the company's SEC filings. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof.

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Contact : Interpool, Inc.

James F. Walsh
(609) 452-8900
www.interpool.com